Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	NIRE. 35300010230

A Publicly Listed Company

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 8,300,000,000.00 – 1,132,941,290 shares

Convening Notice

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Board of Directors hereby invites the Stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. to attend the Ordinary and Extraordinary General Meeting to be held on April 26, 2006 at 3:00 p.m. in the auditorium of the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo for the purpose of:

I – ORDINARY GENERAL MEETING

1.

presenting the Management Report, Reports of the Fiscal Council and the Independent Auditors and the Summaries of the Audit Committee’s Reports and approving the balance sheets, other accounting statements and explanatory notes for the fiscal year ending December 31, 2005;

2.	approving the distribution of the net income for the fiscal year;

3.

electing members of the Board of Directors; pursuant to CVM Instructions 165/91 and 282/98, notice is hereby given that the eligibility for multiple voting rights in the election of members of the Board of Directors is contingent on those requesting the said rights representing at least 5% of the voting capital;

4.

electing members of the Fiscal Council; pursuant to Paragraph 4, Article 161 of Law 6,404/76, the preferred stockholders shall be entitled to elect on the basis of a separate vote, an effective member and respective alternate;

5.

setting the amount to be allocated for the compensation of the members of the Board of Executive Officers and the Board of Directors and the Advisory and International Advisory Boards and the compensation of the councilors of the Fiscal Council;

II – EXTRAORDINARY GENERAL MEETING

    6.        examining the Board of Directors’ proposal for:

a)

the following changes to the corporate bylaws: (i) in article 5, instituting an age limit for election as a member of the Board of Directors; (ii) in article 6, to change the denomination of the Compensation Committee to the Appointments and Compensation Committee and broaden the new committee’s composition, objectives and purposes; (iii) in articles 8 and 9, to combine the Disclosure and the Insider Trading Committees; (iv) the consequent adjustment and renumbering of the remaining statutory provisions;

CONVENING NOTICE FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF APRIL 26, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 2

b)	change the wording of item 2 of the Stock Options Plan to register the change in the denomination of the Compensation Committee to the Appointments and Compensation Committee;

    7.        change the newspaper used for mandatory publications pursuant to Law 6,404/76.

São Paulo-SP, April 10 2006.

BOARD OF DIRECTORS

OLAVO EGYDIO SETUBAL
Chairman

(more information can be found in the site www.itauri.com.br)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer